Exhibit 99.1

ITURAN LOCATION AND CONTROL LTD.

March 25, 2014

Re: Notice of Extraordinary General Meeting of Shareholders

Dear Shareholder,

You are cordially invited to attend an Extraordinary General Meeting of Shareholders (the “Meeting”) of Ituran Location and Control Ltd. (the "Company") to be held at the Company's offices at 3 Hashikma St. Azour Israel, on April 30, 2014 at 14:00 p.m. local time.

At the Meeting, holders of record of the Company’s ordinary shares will be asked to vote on the election of Mr. Gidon Kotler as an external director of the Company for a three year term.

The Company's board of directors recommends a vote “FOR” the matter on the agenda.

Approval of the matter on the agenda requires a special majority as more fully described in the proxy statement relating to the Meeting.

At the Meeting, representatives of the board of directors and management will be pleased to respond to any questions you may have.

Only shareholders of record on April 1, 2014 are entitled to vote at the Meeting.

Whether or not you plan to be present at the Meeting and regardless of the number of ordinary shares you own, you are requested to complete and return the enclosed proxy card or written ballot (for Israeli shareholders), which are solicited by the Company’s board of directors, and mail it promptly in the accompanying envelope, so that your vote may be recorded.

Your cooperation is appreciated.

Very truly yours, Zeev Koren Chairman of the Board of Directors

AS A FOREIGN PRIVATE ISSUER, WE ARE EXEMPT FROM THE RULES UNDER THE SECURITIES EXCHANGE ACT RELATED TO THE FURNISHING AND CONTENT OF PROXY STATEMENTS. THE CIRCULATION OF THE PROXY STATEMENT ATTACHED HERETO SHOULD NOT BE TAKEN AS AN ADMISSION THAT WE ARE SUBJECT TO THOSE PROXY RULES OR THAT SUCH PROXY STATEMENT COMPLIES WITH THOSE RULES.

ITURAN LOCATION AND CONTROL LTD.
PROXY STATEMENT FOR AN EXTRAORDINAY MEETING OF
SHAREHOLDERS

March 25, 2014

The enclosed proxy/written ballot is solicited on behalf of the board of directors of Ituran Location and Control Ltd. (the “Company”) for use at the Company’s Extraordinary General Meeting of Shareholders (the “Meeting”) to be held on April 30, 2014 at 14:00 p.m., local time, or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying notice. The Meeting will be held at the offices of the Company located at 3 Hashikma Street, Azour, Israel. The telephone number at that address is +972-3-5571314.

INFORMATION CONCERNING SOLICITATION AND VOTING

Record Date and Shares Outstanding

Only shareholders of record of the Company's ordinary shares, nominal value NIS 0.33 1/3 (the “Ordinary Shares”), at the close of business on April 1, 2014 (the “Record Date”), are entitled to vote at the Meeting. The term "shareholders of record" includes holders of Ordinary Shares through a bank, broker or other nominee which is a shareholder of record of the Company at the close of business on the Record Date or which appeared in the participant listing of a securities depository on that date.

Revocability of Proxies/Written Ballots

Forms of proxy card and written ballot (in Israel) for use at the Meeting are attached. Please follow the instructions on the proxy card or written ballot (as the case may be). You may change your mind and cancel your proxy card/written ballot by filing a written notice of revocation with the Company, by completing and returning a duly executed proxy card bearing a later date (with respect to cancellation of proxy cards only), or by voting in person at the Meeting. Attendance at the Meeting will not in and of itself constitute revocation of a proxy/written ballot. Ordinary Shares represented by a valid proxy card/written ballot in the from attached, which indicates whether or not the holder is a controlling shareholder and/or has a personal interest in the proposed resolution to be presented at the Meeting, will be voted in favor of the proposed resolution, unless you clearly indicate a vote against such resolution.

Quorum, Voting and Solicitation

At least two shareholders who attend the Meeting in person, by written ballot or by proxy will constitute a quorum at the Meeting, provided that they hold Ordinary Shares conferring in the aggregate at least thirty-three and one-third percent (33 1/3%) of the voting power of the Company. If a quorum is not present within one hour from the time scheduled for the Meeting, the Meeting will be adjourned to the same day in the next week, at the same time and place. At such adjourned meeting any number of shareholders present in person, by written ballot or by proxy shall constitute a quorum. The vote necessary to approve the resolution relating to the matter upon which you will be asked to vote is specified below. Each outstanding Ordinary Share is entitled to one vote upon the matters presented at the Meeting.

Shareholders registered in the Company’s shareholders registry in Israel who vote their shares in person or by proxy/written ballot must also provide the Company with a copy of their identity card, passport or certificate of incorporation, as the case may be. Shareholders who hold shares through members of the Tel-Aviv Stock Exchange and intend to vote their shares either in person, by written ballot or by proxy must deliver to the Company an ownership certificate, confirming their ownership of Ordinary Shares on the Record Date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meetings), 2000, as amended.

2

The board of directors of the Company is soliciting the attached proxy cards for the Meeting, primarily by mail. The original solicitation of proxies by mail may be further supplemented by solicitation by telephone and other means by certain officers, directors, employees and agents of the Company, but they will not receive additional compensation for these services. Under Israeli law, if a quorum is present in person or by proxy, broker non-votes and abstentions will have no effect on whether the requisite vote is obtained, as they do not constitute present and voting shares.

Shareholders are entitled to apply in writing, through the Company, to the other shareholders of the Company in order to present their position in respect of any item on the agenda of the Meeting (“Position Notice”). Position Notices may be sent to the Company’s registered office at the address specified above, by no later than April 11, 2014.

THE MATTER ON THE AGENDA
The Election of Mr. Gidon Kotler as an External Director of the Company

Background

Under the Israeli Companies Law, 1999 (the "Israeli Companies Law"), the board of directors of companies whose shares are publicly traded are required to include at least two members who qualify as external directors. External directors are elected for three-year terms.

In December 2011, our shareholders re-elected Mr. Israel Baron and Dr. Orna Ophir as external directors of the Company for a three-year term. However, in January 2014, Dr. Ophir passed away. Consequently, the Company is required to appoint an external director in her stead.

External directors are elected by a special majority of the Company's shareholders, as described below under the caption "Vote Required".

The Israeli Companies  Law provides that a person is not qualified to serve as an external director if he/she is a relative of the company's controlling person, or if, at the time of his/her appointment and/or at any time during the two years preceding his or her appointment, that person, a relative, partner or employer of that person, or any entity under that person’s control, has or has had an Affinity (as defined below) to the company, its controlling person or its relative or to any entity that, as of the date of appointment, or at any time during the two years preceding that date, is controlled by the company or by its controlling person. "Affinity" means the existence of work relationship, business or professional relationship or control, except if negligible, or a service as an officer of the company.

In addition, no person may serve as an external director if that person’s professional activities create, or may create, a conflict of interest with that person’s responsibilities as a director or otherwise interfere with that person’s ability to serve as a director; and, a person already serving as a director of one company may not be appointed as an external director of another company if at that time a director of such company is serving as an external director of the first company.

If, at the time of the election of the external director, all directors who are not controlling persons or their relatives are of the same gender, then the elected external director must be of the other gender. The Company intends to appoint to its board of directors prior to the Meeting a female who is not a controlling person or its relative (as such term is defined in the Israeli Companies Law, 1999).

The Israeli Companies Law prohibits external directors from receiving, directly or indirectly, any compensation other than for services as an external director pursuant to the provisions and limitations set forth in the applicable regulations promulgated under the Israeli Companies Law, 1999.

A director who qualifies as an external director under Israeli law meets the "independence" requirements set forth under the Nasdaq listing rules, including those applicable to members of audit and compensation committees of the board.

The Israeli Companies Law provides that each committee of the board of directors that is vested with an authority of the board must include at least one external director, except that the audit committee and compensation committee must include all external directors then serving on the board of directors.

External directors may generally be removed from office by the same majority of shareholders required for their election or by a court, in each case, only under limited circumstances, including if they cease to meet the statutory qualification for their appointment or violate the duty of loyalty to the company.

Proposed Resolution

It is proposed that the general meeting adopt the following resolution: “to elect Mr. Gidon Kotler as an external director of the Company for a three-year term".

Gidon Kotler, 73, has been serving as the assets manager of Strauss-Group Ltd., one of Israel's largest public companies, since 1997. Prior to that, Mr. Kotler has served for 3 years as the chief executive officer of the Tel-Aviv New Central Bus Station, and for 14 years as the chief executive officer of the Dizengof Center's management company. Mr. Kotler has served as an external director of Elran Real Estate Ltd. from 2007 until 2010.

Mr. Kotler has represented to the Company, as required by the Israeli Companies Law, that he meets the qualifications of an external director as set forth under the law. The Company's board of directors has determined that, in view of Mr. Kotler experience, he possesses accounting and financial expertise, as defined by Israeli regulations.

Subject to his appointment at the Meeting, and in accordance with the Israeli law, Mr. Kotler shall be entitled to receive for his services as an external director the maximum annual and per-meeting compensation, depending on the Company's equity level, as set forth for expert external directors under the Israeli Companies Regulations (Rules regarding Compensation and Expense Reimbursement of External Directors), 2000.

Board Recommendation

The Company's board of directors recommends that the shareholders vote “FOR” the approval of the proposed resolution.

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person, by written ballot or by proxy and voting thereon, is necessary for the approval of this proposed resolution; provided that either:

■
such majority includes at least a majority of the shares held by all non-controlling shareholders or those having a personal interest in the appointment, except a personal interest which is not resulting from connections with controlling shareholders, present and voting at such meeting; or

■
the total number of shares voted against the election of the external director and held by shareholders other than controlling shareholders or those having a personal interest in the appointment, except a personal interest which is not resulting from connections with controlling shareholders, must not exceed 2% of the shares whose holders are entitled to vote at any meeting of shareholders.

Sincerely yours,
Ituran Location and Control Ltd.

4